                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                Amendment No. 3
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                    Wilshire Financial Services Group Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   971867106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                     Wilshire Real Estate Investment Inc.
                             1310 S.W. 17th Street
                            Portland, Oregon 97201
                                (503) 721-6500

                                with a copy to:
                           Daniel E. Titelbaum, Esq.
                        Heller Ehrman White & McAuliffe
                333 Bush Steet, San Francisco, California 94104
                                (415) 772-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 13, 1999
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                        (Continued on following pages)

                              (Page 1 of 7 pages)
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 971867106                                      PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Wilshire Real Estate Investment Inc.
      EIN: 52-2081138
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,874,791
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,874,791
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,874,791

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.35%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

  *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
         RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 971867106                                      PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Wilshire Real Estate Partnership, L.P.
      EIN: 93-1236269
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,874,791
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,874,791
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,874,791

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.35%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

  *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
         RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.

                                  INTRODUCTION

     The Reporting Persons herein named hereby file this Amendment No. 3 to the Statement on Schedule 13D filed by the Reporting Persons on June 10, 1999 and amended on June 18, 1999 and June 23, 1999 (the "Statement") in respect of shares of Common Stock Wilshire Financial Services Group Inc. Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

     Only those Items amended (including the cover pages of this Statement) are reported herein.

Item 2.  Identity and Background

         Wilshire Real Estate Investment Trust Inc. has changed its name to "Wilshire Real Estate Investment Inc." ("WREI"). WREI's address has changed to:

                1310 S.W. 17th Street
                Portland, Oregon  97201

         Wilshire Real Estate Partnership, L.P. has also changed its address to:

                1310 S.W. 17th Street
                Portland, Oregon  97201

         In all other respects the information in Item 2 remains unchanged.

Item 4.  Purpose of Transaction

         Item 4 is amended by adding the following paragraphs:

         On December 13, 1999 WREI and the Issuer, together with Andrew Wiederhorn and Lawrence Mendelsohn, entered into a Settlement Agreement (the "Partial Settlement Agreement") intended to resolve certain issues outstanding between and among WREI, WFSG and certain of their affiliates, including Wiederhorn and Mendelsohn (collectively the "Disputes"). Certain of the Disputes have resulted in litigation between WREI and certain of its affiliates on the one hand and WFSG and certain of its affiliates on the other. The Disputes and related litigation have been previously described by WREI, most recently in
         Note 2 to the Financial Statements filed with WREI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

         The Partial Settlement Agreement, among other things, provides for (a) the release by WFSG of certain claims by WFSG for management fees for the quarter ended September 30, 1999 under the purported Management Agreement between affiliates of WFSG and WREI, (b) discharge of certain obligations relating to mortgage-backed securities previously transferred to WREI, (c) repurchase by WREI of all of its capital stock held by WFSG (as well as all options to purchase such stock held by WFSG and any rights to receive dividends in respect of such stock), (d) release by WREI of certain rights to receive reimbursement for employee costs and (e) the surrender by WREI of the 6% PIK Notes made by WFSG in favor of WREI to WFSG. WFSG has issued to WREI a 6-month note in the amount of $275,000 pursuant to the Partial Settlement Agreement. The Partial Settlement Agreement also settles certain claims by WFSG against Wiederhorn and Mendelsohn for personal expenses.

         The Partial Settlement Agreement, attached as Exhibit 4(4), does not settle all of the Disputes or the litigation. WREI continues to seek resolution of the remaining Disputes, including the litigation. However, there can be no assurance that such efforts will be successful.



Item 7.  Material to Be Filed as Exhibits

         Item 7 is amended by adding the following:

         Exhibit 4(4):   Settlement Agreement dated as of December 13, 1999.

                                   SIGNATURE


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 15, 1999     Wilshire Real Estate Investment Inc.


                              By: /s/ Andrew A. Wiederhorn
                                 -------------------------
                                  Andrew A. Wiederhorn
                                  Title:  Chief Executive Officer



                              Wilshire Real Estate Partnership, L.P.

                              By:       Wilshire Real Estate Investment
                                        Inc.
                              Its:      General Partner


                              By: /s/ Andrew A. Wiederhorn
                                 -------------------------
                                  Andrew A. Wiederhorn
                                  Title:  Chief Executive Officer

                                List of Exhibits
                                ----------------

Exhibit No.                     Description                                 Page
-----------                     -----------                                 ----

4(4)                            Settlement Agreement dated as of
                                December 10, 1999                           ----